Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
25 York Street, 17th Floor
Toronto, Ontario
M5J 2V5

2.	Date of Material Change

November 11, 2015

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on November 12, 2015 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On November 11, 2015, Kinross entered into a definitive asset purchase agreement with Barrick Gold Corporation to acquire for $610 million in cash, 100% of the Bald Mountain (“Bald Mountain”) gold mine and 50% of the Round Mountain (“Round Mountain”) gold mine that it does not already own. Kinross will also acquire a 50% interest in a large land package associated with the Bald Mountain mine.

5.	Full Description of Material Change

On November 11, 2015, Kinross entered into a definitive asset purchase agreement with Barrick Gold Corporation to acquire for $610 million in cash, 100% of the Bald Mountain (“Bald Mountain”) gold mine and 50% of the Round Mountain (“Round Mountain”) gold mine that it does not already own. Kinross will also acquire a 50% interest in a large land package associated with the Bald Mountain mine and will enter into a joint venture with Barrick to explore this property.

Kinross will fund the transaction (subject to customary adjustments) with cash on hand and available liquidity. The transaction is expected to close mid-January, 2016, subject to approvals and the satisfaction of other conditions precedent.

Bald Mountain Overview

Bald Mountain is an open-pit, run-of-mine, heap leach gold mine.

Bald Mountain land package (approximately 600 km2)

Located along the southern extension of the prolific Carlin trend, the property is the largest mine site by area in the United States. It stretches approximately 40 km north to south and 15 km east to west, and is divided into three zones.

The North Zone encompasses the current core mining area (40% of land package), all current mineral reserve estimates and a portion of mineral resource estimates. The South Zone covers 20% of the overall land package.

Round Mountain Overview

Kinross is currently the 50% owner and operator of Round Mountain. Round Mountain uses conventional open-pit mining methods and recovers gold using four independent processing operations including crushed ore leaching, run-of-mine ore leaching, milling and a gravity concentration circuit.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Corporate Secretary, at (416) 365-5198.

9.	Date of Report

November 23, 2015